UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
ILLINOIS SUPERCONDUCTOR CORP.
-----------------------------------------
(Name of Issuer)
Common Stock
-----------------------------------------
(Title of Class Securities)
452284102
-----------------------------------------
(CUSIP Number)
David J. Allen, Esquire, 290 South County Farm Rd., Third
Floor, Wheaton, IL 60187-4526 (630) 588-7200
-----------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
November 5, 1999
-----------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 452284102    PAGE 2 OF 28 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Alexander Finance, L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/ /
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              7 SOLE VOTING POWER
NUMBER OF       35,646,428 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        0
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          35,646,428 SHARES
WITH         10 SHARED DISPOSITIVE POWER
                0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
35,646,428 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES(See Instructions)/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.6%

14 TYPE OF REPORTING PERSON*
BD,PN

SCHEDULE 13D
CUSIP NO. 452284102        PAGE 3 OF 28 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GRACE BROTHERS, LTD.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/ /
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              7 SOLE VOTING POWER
NUMBER OF       222,800
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        0
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          222,800
WITH         10 SHARED DISPOSITIVE POWER
                0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
222,800 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES(See Instructions)/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14 TYPE OF REPORTING PERSON*
BD,PN

Page 4 of 28 Pages
Item 1.  Security and Issuer

This statement relates to the common stock, par value $.001 per share (the "Common Stock"), issued by Illinois
Superconductor, Corp., a Delaware corporation (the
"Company"), whose principal executive offices are located at 451 Kingston Court, MT. Prospect, IL 60056.

Item 2.  Identity and Background

(a) The statement is filed by Alexander Finance, L.P., an Illinois limited partnership ("Alexander") and Grace Brothers, Ltd., an Illinois limited partnership ("Grace"). The foregoing persons are hereafter referred to as the "Filers". Bun Partners, Inc., ("Bun") and Spurgeon Corporation ("Spurgeon") are the general partners of Alexander. Bun is wholly owned by Bradford T. Whitmore ("Whitmore"). Whitmore and Spurgeon are the general partners of Grace.

(b) The business address of Grace and Whitmore is 1560 Sherman Avenue, Suite 900, Evanston, Illinois 60201. The business address of Bun is 1560 Sherman Avenue, Suite 900, Evanston, Illinois 60201. The business address of Spurgeon is 290 South County Farm Road, Third Floor, Wheaton, Illinois 60187.

(c) The principal business of Alexander is to invest in securities. The principal business of Bun is that of being a general partner of several investment partnerships. The principal business of Grace is to purchase, sell, invest and trade in securities. Whitmore's principal occupation is that of being a general partner of Grace. The principal business of Spurgeon is that of being a general partner of Grace. The names, business addresses, and present principal occupation or employment of each director and executive officer of Spurgeon and Bun are set forth in Exhibit A hereto.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Grace is an Illinois limited partnership and Spurgeon and Bun are Illinois Corporations. Whitmore is a citizen of the United States.

Item 3. Source and Amount of Funds

The Common Stock beneficially owned by Alexander and Grace was purchased with working capital and partnership funds.

Page 5 of 28 Pages
Item 4. Purpose of Transaction

The Filers acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities.

Depending upon market conditions and other factors that it may deem material, the Filers may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

On November 5, 1999, Alexander, Elliott Associates, L.P. ("Elliott") and Westgate International, L.P. ("Westgate") (Elliott and Westgate are entities unrelated to the Filers) entered into a letter agreement with the Issuer (the "Investment Agreement") pursuant to which Alexander, Elliott and Westgate have invested, in the aggregate, an additional $1,000,000 in the Issuer in exchange for convertible secured promissory notes and warrants exercisable for shares of Common Stock. In addition, in consideration of the new investment, (i) certain adjustments have been made to the strike and conversion prices of the Issuer's warrants and notes currently held by Alexander, Elliott and Westgate, and
(ii) Alexander, Elliott and Westgate have been given the right to make future investments in the Issuer until August 5, 2000, under the same terms as described above.

Furthermore, the Investment Agreement requires that following the execution thereof, the Issuer will reconstitute its Board of Directors (the "Board") such that Robert Mitchum will leave the Board and Mark Brodsky, Samuel Perlman and George Calhoun will be added to the Board. Each of Messrs. Brodsky, Perlman, and Calhoun are not affiliated with the Filers.

In addition, Alexander, Elliott and Westgate have the collective right under the Investment Agreement to have their new and existing notes redeemed by the Issuer under certain circumstances if persons designated by them (for up to two-thirds of the Board) are not placed on the Board.

Page 6 of 28 Pages
Under the Investment Agreement, the Issuer is required to amend its charter to increase its authorized capital to cover the additional shares of Common Stock issuable as a result of the Investment Agreement.

Pursuant to a Security Agreement dated as of November 5, 1999 entered into by the Issuer, Alexander, Elliott and Westgate in connection with the Investment Agreement, both the new notes issued to Alexander, Elliott and Westgate under the Investment Agreement and the existing notes of the Issuer already held by Alexander, Elliott and Westgate are secured by a lien on the Issuer's assets.

Separately, the Issuer, Alexander, Elliott and Westgate have agreed to modify covenants in the Issuer's existing notes that are held by Alexander, Elliott and Westgate including, without limitation, covenants regarding the Issuer's future operating income and its incurrence of future indebtedness.

Alexander expressly disclaims the existence of a group with Elliott and Westgate.

Except as set forth herein Alexander has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

(a) Alexander, if it exercised its options and warrants and converted its convertible notes, all as described below, would beneficially own an aggregate of 35,646,428 shares of Common Stock, constituting 73.6% of all of the outstanding shares of Common Stock, assuming no other investor exercises any options or warrants, or converted notes held by such investor. Alexander currently holds the following securities of the Issuer:

- $1,333,334 face amount of the Issuer's 6% Senior
Convertible Notes due May 15, 2002 ("6% Notes") which, together with accrued interest thereon, are presently convertible into 5,490,299 shares of Common Stock,

- $1,777,778 face amount of the Issuer's 2% Senior
Convertible Notes due May 15, 2002 ("2% Notes") which, together with accrued interest thereon, are presently convertible into 7,205,352 shares of Common Stock,

- $2,222,222 face amount of the Issuer's 2% Senior
Convertible Notes due May 15, 2002 ("Amended 2% Notes") which, together with accrued interest thereon, are presently convertible into 9,084,115 shares of Common Stock,

- $444,445 face amount of the Issuer's 10% Notes due January
2, 2001 ("10% Notes") which are presently convertible into 1,777,776 shares of Common Stock,

- Warrants expiring on November 5, 2004 ($.25 strike price) presently exercisable for 177,777 shares of Common Stock
("10% Warrants"),

- Warrants expiring on March 31, 2002 ($.25 strike price) presently exercisable for 533,334 shares of Common Stock ("6%
Warrants"),

- Warrants expiring on March 31, 2002 ($.25 strike price) presently exercisable for 888,889 shares of Common Stock
("Amended 2% Warrants"),

- Warrants expiring on May 15, 2001 ($.25 strike price) presently exercisable for 711,110 shares of Common Stock ("2%
Warrants"),

- Option (the "Option") to purchase from the Issuer for $2,222,222 (i) 10% Warrants exercisable for 888,888 shares of
Common Stock, and (ii) 10% Notes convertible into 8,888,888 shares of Common Stock.

Page 7 of 28 Pages
The amount of shares of Common Stock into which Alexander's convertible notes and warrants are each convertible or exchangeable is limited, pursuant to the terms of such instruments, to that amount which would result in Alexander and its affiliates having beneficial ownership of Common Stock not exceeding 9.9% of all of the outstanding shares of Common Stock, subject to Alexander's right to increase this percentage upon 61 days prior notice to the Company.

(b) The Filers have the sole power to vote and dispose of the Common Stock.

(c) The following transactions were effected by the Filers during the past sixty (60) days:

                                            Approx. Price per
                       Amount of Shs.       Share (excl. of
Date      Security     Bought (Sold)        commissions)
11/05/99  10% Notes    $444,445 (face amt)        *
11/05/99  10% Warrants 177,777                    *
11/05/99  Option       $2,222,222 (face amt)      *

* Alexander purchased the 10% Notes, 10% Warrants and the
Option beneficially owned by it for an aggregate price of $444,445, all directly from the Company.

(d) No person other than the filers is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of such shares of Common Stock beneficially owned by the Filers.

(e) Not applicable.

Page 8 of 28 Pages
Item 7.  Items to be filed as Exhibits.

Exhibit A - Directors and Officers of Spurgeon Corporation and Bun Partners, Inc.

Exhibit B - Letter Agreement among the Issuer, Alexander,
Elliott and Westgate dated as of November 5, 1999.

Exhibit C - Security Agreement among the Issuer, Alexander,
Elliott and Westgate dated as of November 5, 1999.

Exhibit D - Letter Agreement among the Issuer, Alexander,
Elliott and Westgate dated as of November 5, 1999 regarding the modification of covenants.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 10, 1999

Alexander Finance, L.P.

By:/s/ Bradford T. Whitmore
   ------------------------
       Bradford T. Whitmore
       President:  Bun Partners
       Its:  General Partner

Grace Brothers, Ltd.

By:/s/ Bradford T. Whitmore
   ------------------------
       Bradford T. Whitmore
       General Partner

Page 9 of 28 Pages
EXHIBIT A
Directors and Executive Officers of Spurgeon Corporation

Judith M. Van Kampen
101 Washington St.
Suite 770
Grand Haven, MI 49417-0070
Director of Spurgeon. Trustee of Judith M. Van Kampen Trust which is Manager of Van Kampen Asset Management Company, LLC.

Carla M. Van Kampen/Pierre
101 Washington St.
Suite 770
Grand Haven, MI 49417-0070
Director of Spurgeon. Trustee of Judith M. Van Kampen Trust which is Manager of Van Kampen Asset Management Company, LLC.

David G. Wisen
101 Washington St.
Suite 770
Grand Haven, MI 49417-0070
Director and President of Spurgeon.  President of Van Kampen
Asset Management Company, LLC.

David J. Allen
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Director, Vice President and Secretary of Spurgeon. Trustee of Judith M. Van Kampen Trust which is Manager of Van Kampen Asset Management Company, LLC. Senior Vice President and General Counsel of Van Kampen Asset Management Company, LLC.

Jerald A. Trannel
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Vice President and Treasurer of Spurgeon.  Controller of
Grace Brothers, Ltd. and Senior Vice President and Treasurer of Van Kampen Asset Management Company, LLC.

J. Timothy Onufrock
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Assistant Secretary of Spurgeon.

All are United States Citizens.

The business address of Van Kampen Asset Management Company,
LLC is 290 South County Farm Road, Third Floor, Wheaton, Il
60187.  The principal business of Van Kampen Asset Management
Company LLC is investment and asset management.

Directors and Officers of Bun Partners, Inc.

Bradford T. Whitmore
1560 Sherman Ave.
Suite 900
Evanston, IL 60201
Sole Shareholder, Sole Director, President of Bun Partners,
Inc., and General Partner, Grace Brothers, Ltd.

Mary Ann Whitmore
1560 Sherman Ave.
Suite 900
Evanston, IL 60201
Secretary and Treasury of Bun Partners, Inc.

Both are United States Citizens.

The business address of Bun Partners, Inc. is 1560 Sherman
Ave., Suite 900, Evanston, IL 60201. The principal business of Bun Partners, Inc. is to be the general partner of several partnerships.

Page 10 of 28 Pages
Exhibit B

Elliott Associate, L.P.
712 Fifth Avenue
New York, New York 10019

Westgate International, L.P.
c/o Stonington Management Corporation
712 Fifth Avenue
New York, New York 10019

Alexander Finance, L.P.
1560 Sherman Avenue
Evanston, Illinois 60201

November 5, 1999

Illinois Superconductor Corporation
451 Kingston Court
Mt. Prospect, Illinois 60056

RE:  Additional Investment

Ladies and Gentlemen:

Reference is made to the Securities Purchase Agreement, dated as of March 31, 1999, by and among you (the "Company"), the undersigned, and State Farm Mutual Automobile Insurance Company ("State Farm") (the "6% Note Agreement") and the Notes and Warrants issued thereunder, (the "6% Notes" and "6% Warrants," respectively) and the Registration Rights Agreement, dated as of March 31, 1999, by and among the Company, the undersigned and State Farm (the "Registration Rights Agreement").

1.  Additional Investment

(a) The undersigned, concurrently with the execution and delivery of this Agreement, hereby purchase from the Company:
(i) new notes in the aggregate principal amount of $1,000,000, maturing on January 2, 2001 ("New Notes") and bearing interest thereon at the annual rate of 10%, payable in kind in the manner provided in the 6% Notes and (ii) new warrants to purchase until the fifth anniversary of the date hereof, 400,000 shares of the Company's common stock par value $.01 per share ("Common Stock") at an exercise price of $0.25 per share, subject to adjustment as set forth therein (the "New Warrants"). The New Notes shall be convertible into shares of Common Stock at the conversion price of $0.25, subject to adjustment as set forth therein. The amount of New Notes and New Warrants purchased by each of the undersigned, and the Purchase Price payable concurrently with each purchase, is set forth on Schedule I hereto.

Page 11 of 28 Pages
(b) Except as set forth herein, the New Notes and New Warrants shall contain the same terms as the 6% Notes and 6% Warrants, respectively, as modified by this Agreement. The New Notes and New Warrants are deemed to be outstanding on the date hereof for all purposes. At the request of any of the undersigned, but subject to any prior issuance, transfer, conversion, redemption or exercise by the holders of New Notes and New Warrants, the Company promptly shall issue to such person in physical form the New Notes and New Warrants purchased by such person, which shall be dated as of the date hereof. At the request of any of the undersigned, the Company promptly shall issue to such person in physical form the Notes and Warrants, in each case as defined below (other than the New Notes and New Warrants) held by such person, at the time of such request, reflecting the amendments set forth in this Agreement, but only upon delivery for cancellation to the Company of such Notes and Warrants (or in lieu thereof an affidavit from such person of lost note or warrant containing an agreement reasonably satisfactory to the Company indemnifying the Company from any loss incurred by it in connection with such lost Notes or Warrants).

(c) Notwithstanding anything herein or in the 6% Note Agreement, the 2% Note Agreement (as defined below), New Notes, 6% Notes, Amended 2% Notes (as defined in the 6% Note Agreement) or the 2% Notes (as defined below) to the contrary, the Company shall be entitled to pay pay-in-kind interest rather than cash interest on such notes through the one year anniversary of the date hereof and thereafter to the extent permitted by the applicable documents. In addition, the Company and the undersigned agree that the market quotation system on which Common Stock is currently quoted shall be deemed "an exchange or quotation system" for purposes of clause (iii) in Section 3(a)(ii) of each of the New Notes, 6% Notes, Amended 2% Notes and 2% Notes.

2. Security. The Company's obligation to the undersigned under the New Notes, the 6% Notes, the Amended 2% Notes (as defined in the 6% Note Agreement) and the 2% Notes issued pursuant to the securities purchase agreement dated as of May 15, 1998, by and among the Company, the undersigned, State Farm, Spring Point Partners, LP and Spring Point Offshore Fund (the "2% Note Agreement") and not amended pursuant to the 6% Note Agreement (the "2% Notes") and any notes issued pursuant to the option in Section 7 hereof shall be secured by a first lien on all the assets of the Company (except in the case of accounts receivable and inventory, for which a lien junior to the secured party under the Factoring Agreement, dated as of October 6, 1999 by and between the Company and Franklin Capital Corporation, will be issued) pursuant to the terms of a Security Agreement, dated as of the date hereof (the "Security Agreement"), by and among the

Page 12 of 28 Pages
Company and the undersigned.

3. Adjustment to Conversion and Exercise Prices. In consideration of the purchase price paid by the undersigned pursuant to Section 1(a) (which the Company and the undersigned agree shall be the sole consideration), (i) the conversion prices of all of the existing 6% Notes, Amended 2% Notes and 2% Notes held by the undersigned are hereby reset to $0.25, subject to further adjustment as set forth therein and (ii) the exercise prices of the 6% Note Warrants, Amended 2% Note Warrants and 2% Note Warrants (as such terms are defined in the 6% note Agreement) (the "Note Warrants") held by the undersigned are hereby reset to $0.25, subject to further adjustment as set forth therein and (iii) the exercise price of any warrants to purchase Common Stock issued to the undersigned on October 29, 1997 and expiring on October 29, 2001 (the "Series G Warrants" and together with the Note Warrants and the New Warrants, the "Warrants") is hereby reset to $0.25, subject to further adjustment as forth therein.

4.  Board Designations

(a) Not later than one business day following the closing of the sale and issuance of the new Notes and New Warrants and the amendment of the 6% Notes, Amended 2% Notes, 2% Notes and Note Warrants, pursuant to the terms of the Agreement, the Company shall reconstitute its Board of Directors such that Robert Mitchum will leave the Board and Mark Brodsky, Samuel Perlman and George Calhoun will be added to the board; provided that if at the time of reconstitution of the Board, there have been additional departures from the Board, if necessary to avoid the obligation to file disclosure documents under Rule 14f-1 under the Exchange Act (as defined below) with respect to the undersigned's designees, the undersigned will appropriately make deletions from its list of designees.

(b) Thereafter, for so long as any of the undersigned shall hold any outstanding New Notes, 6% Notes, Amended 2% Notes or 2% Notes, notes issued pursuant to Section 7 hereof (the "Notes"), if (i) one of the aforementioned persons designated to be added to the Company's Board of Directors resigns, dies or becomes incapacitated, and the Company does not within one week fill such vacancy with a person selected or approved by the holders of a majority in principal amount of Notes held by the undersigned; or (ii) at any time the holders of a majority in principal amount of Notes held by the undersigned indicate to the Company their selections to be members of the Company's Board of Directors (which selections may constitute up to two-thirds of the Board) and the Company shall fail to take such actions (whether by designation the undersigned's selections to vacancies (created through resignations, removals or if necessary by increasing the size

Page 13 of 28 Pages
of the Board), designating the undersigned's selections as the Company's candidates at the Company's annual meeting, or otherwise) as shall be necessary to place the undersigned's selections on the Board within one week of request; or (iii) the stockholders of the Company shall not have voted in favor of the selections of the undersigned at the next meeting of stockholders at which directors are elected, then a "Business Combination" for purposes of the Notes shall immediately be deemed to have occurred and the undersigned shall have the rights to redeem their Notes pursuant to the terms contained therein in such event. The foregoing clause (ii) is not intended to permit the holders of Notes to designate the size of the Company's Board of Directors, but rather to determine the composition of up to two thirds of the Board. The obligations of the Company under this Section 4(b) are subject to the deferral set forth below, to permit compliance with Rule 14f-1 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Where Rule 14f-1 applies, the company shall file the required information with the Securities and Exchange Commission (and send such information to stockholders of record) within one week of the request by the undersigned to add a person(s) to the board and the provision of required information by the undersigned with respect to such person(s)' provided that such required information shall be filed with the Securities and Exchange Commission within four weeks of the request by the undersigned if such request for additions to the Board is made between December 20, 1999 and January 31, 2000. In addition, the undersigned's selection of a person to be a member of the Board of Directors is subject to the Board's right to refuse to a point a person who the Board deems, in its reasonable judgment to be not acceptable and so informs the undersigned within one week of being notified by the undersigned of its desire that such person be appointed; provided that it is agreed that certain current employees of Elliott Associates, L.P., the names and biographical information of whom have been supplied to the Board, are acceptable to the Board. The undersigned hereby agree, solely with respect to this provision, to waive the restriction on increasing the size of the Board of Directors referenced to in Section 3.12 the 6% Note Agreement and corresponding provisions relating to the 2% Notes and Amended 2% Notes.

5. Registration of Additional Securities. The Company hereby agrees that for purposes of the Registration Rights Agreement the shares of Common Stock issuable upon conversion of the New Notes and exercise of the New Warrants and the additional shares of Common Stock issuable due to the resetting of conversion and exercise prices pursuant to
Section 3 above, shall be deemed "Registrable Securities"; provided that the company shall not be obligated thereunder to file a new registration statement, seek listing of the new shares of Common Stock or seek "blue sky" qualifications

Page 13 of 28 Pages
thereof until the first year anniversary of this Agreement. Thereafter, the time frames and schedules for remedies set forth in the Registration Right Agreement shall apply. Notwithstanding the foregoing, and without limiting any existing rights under applicable registration rights agreements, the Company agrees to keep effective and, where necessary, amend or supplement, any existing registration statement covering Registrable Securities issued or issuable upon (i) conversion of the Notes of (ii) exercise of the Warrants.

6. Payment of Legal Fees. Concurrently with the execution of this Agreement, the Company is tendering to the undersigned (which amount is being deducted from the proceeds of the sale of New Notes and New Warrants hereunder) the sum of $52,263.27, constituting the outstanding legal fees and disbursements incurred by the undersigned in connection with
(i) the 6% Note Agreement and the transaction contemplated thereunder and (ii) any other matters (other than matters under this Agreement) under which the Company is bound to reimburse the legal fees and expenses of the undersigned.
The Company agrees to reimburse the undersigned within 2 business days of presentation of an invoice for all legal fees and disbursements incurred by the undersigned in connection with the negotiation, preparation and execution of this Agreement, the Security Agreement and the transactions contemplated hereunder and thereunder.

7. Option to make Additional Investments. The undersigned each shall have the right on a pro rata basis, or as otherwise agreed to by the undersigned, at its option, at any time prior to the date nine months after the date hereof, to make additional investments in the Company, up to the undersigned's pro-rata share of an additional aggregate amount of $5 million, on the terms set forth in this Agreement, provided that such terms shall be subject to adjustment after the date hereof pursuant to any adjustment provisions contained in the New Notes and New Warrants. The pro-rata share shall be determined by dividing the undersigned's purchase price hereunder, as set forth o
Schedule I, by $1 million. Without limiting the generality of the foregoing, any additional notes and warrants issued in connection with this option shall have the maturity and expiration dates set forth in this Agreement, and shall have the conversion and exercise prices then applicable to the New Notes and New Warrants and upon their issuance, such notes and warrants shall become "Notes" and "Warrants" for purposes of this Agreement.

8. Representation and Warranties of the Company. The Company hereby restates to the undersigned, as of the date hereof, the representations and warranties set forth in
Section 2.1 of the 6% Note Agreement, except as set forth on
Schedule II hereto. For purposes of the foregoing restatement of representations, references to the term

Page 14 of 28 Pages
"Transaction Documents" shall refer to this Agreement, the Security Agreement, the New Notes and the New Warrants. The provision of Section 2.1(j), 2.1(o) and 2.1(r) shall refer to the issuance of the New Notes and the New Warrants and the amendment of the Notes and Warrants held by the undersigned. The date in Section 2.1(s) shall be deemed to refer to October 31, 1999. Also set forth on Schedule II is all of the Company's Intellectual Property (as defined in the 6% Note Agreement).

9.  Representation and Warranties of the Undersigned.

(a) With respect to their purchase of the New Notes and New
Warrants and this Agreement, the undersigned each make the representations set forth in 2.2(a) through (h) as of the date hereof and acknowledge that the provisions of Section
3.1 apply to the New Notes and New Warrants.

(b) Elliott Associates, LP hereby represents that it is the holder of at least 25.2% of the 6% Notes, at least 23.4% of the Amended 2% Notes and at least 22.9% of the notes issued under the 2% Note Agreement ("Original 2% Notes"); Westgate International, LP hereby represents that it is the holder of at least 25.2% of the 6% Notes, at least 23.4% of the Amended 2% Notes and at least 22.9% of the Original 2% Notes; and Alexander Finance, LP hereby represents that it is the holder of at least 40.40% of the 6% Notes, at least 40.4% of the Amended 2% Notes and at least 38.65% of the Original 2% Notes.

10. Legal Opinion. Concurrently with the execution and delivery of this Agreement, the Company is causing its outside counsel to deliver a legal opinion, to the undersigned, regarding the authorization, validity and enforceability of this Agreement, the New Notes, New Warrants and Security Agreement and the validity of the lien granted pursuant to the Security Agreement.

11. Additional Limitations on Conversion and Exercise. The limitations on conversion of the Notes and exercise of the Warrants set forth on Schedule III shall hereafter apply to the Notes and Warrants held by the undersigned. These provisions supersede any prior provisions pertaining to the Notes and Warrants with respect to the percentage ownership of the holders thereof.

12. Amendment to the Charter. At the Company's next annual meeting of stockholders which meeting shall be held prior to June 30, 2000, the Company shall amend its Certificate of Incorporation (the "Charter Amendment") so as to authorize the additional shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants as a result of this Agreement and any further financings effected pursuant to Section 7 hereof. If, until the earlier of the

Page 15 of 28 Pages
filing of the Charter Amendment or June 30, 2000, the Company is unable to honor conversion notices with respect to Notes of the undersigned because the Company lacks sufficient authorized capital, but provided that the Company has reserved all shares of Common Stock available for such purpose on the date hereof for issuance upon conversion of the Notes and exercise of the Warrants, then the undersigned shall not have the right to redeem their Notes on account of such failure, except that such exception shall not apply in the case of: (i) any right to redeem Notes for any other reason, including, without limitation, a "Business Combination" (as defined in the Notes); or (ii) a tender offer, whether by the Company or a third party, for 5% or more of the outstanding Common Stock. In the event that the Company shall fail to comply with the foregoing covenant to file the Charter Amendment, then the undersigned shall have the right to have their Notes redeemed in the manner provided in the Notes where a conversion notice has not been honored in a timely fashion. Notwithstanding anything to the contrary contained herein or in the Notes and Warrants, unless and until the foregoing Charter Amendment is effected, and except with respect to determining the redemption rights referred to above, the Notes and Warrants shall not represent a right in the aggregate to acquire (including with respect to in-kind interest payments) more than the number of shares of Common Stock currently authorized by the Company's Certificate of Incorporation reduced by the sum of the number of shares and options issued and outstanding on the date hereof and the number of shares that the holders of Notes and Warrants already have the right to acquire. Until the Charter Amendment is filed, the shares of Common Stock not issued and outstanding and not reserved for the benefit of persons other than the undersigned shall be allocated among the undersigned on a pro-rata basis in connection with the conversion of Notes and the exercise of Warrants.

13. Events of Default. With respect to the Notes, the following shall be added to the "Events of Default" thereof:
(a) failure by the Company for ten (10) days after notice to it to comply with any provisions of this Agreement or the Security Agreement; (b) a breach of any representations and warranties made by the Company in this Agreement or the Security Agreement. Without limiting the generality of
Section 1(b) hereof, any Event of Default under Default under the New Notes.

14.  Miscellaneous.

(a) In case of any conflict between the terms of this Agreement and the terms of any other document governing the Notes or the Warrants, the terms of this Agreement shall govern.

Page 16 of 28 Pages
(b) As modified herein, the documents relating to the Notes and Warrants remain in full force and effect.

(c) Except where inapplicable or superseded, the terms of
Article V of the 6% Note Agreement (Miscellaneous) shall apply mutatis mutandis to this Agreement.

Please indicate your acceptance and agreement of the terms contained herein by countersigning this Agreement and returning a signed copy to the undersigned.

Sincerely,

ELLIOTT ASSOCIATES, L.P.

By:      /s/
   -----------------

WESTGATE INTERNATIONAL, L.P.
    By:  Martley International, Inc.
          Attorney-in-Fact

          By:      /s/
             ----------------

ALEXANDER FINANCE, L.P.

By:      /s/
   ------------------

AGREED TO AND ACCEPTED

ILLINOIS SUPERCONDUCTOR CORPORATION

By:       /s/
   ------------------

Page 17 of 28 Pages

Schedule I

                             Credit     Principal  Amount of
                             against    Amount of  New
                   Purchase  Purchase   New Notes  Warrants
Purchaser          Price     Price      Purchased  Purchased
Elliott            $277,778  $26,131.64 $277,778   111,111
Associates, L.P.
Westgate           $277,778  $26,131.64 $277,778   111,111
International,
L.P.
Alexander          $444,444             $444,444   177,778
Finance, L.P.

Page 18 of 28 Pages
Schedule II

(to be prepared by the Company)

Schedule III

Limitation on Conversion and Exercise.

(i) Notwithstanding anything to the contrary herein, the Holder may not use its ability to exercise this (Note) (Warrant) if such exercise would result in the total number of shares of Common Stock deemed beneficially owned by the Holder (other than by virtue of the ownership of (this Warrant) (this Note) or ownership of other securities that have limitations on a holder's right to convert or exercise similar to those limitations set forth herein), together with all shares of Common Stock deemed beneficially owned by the Holder's Affiliates (as defined in applicable purchase agreement) that would be aggregated for purposes of determining a group under Section 13(d) of the Exchange Act, exceeding 9.99% of the total issued and outstanding shares of the Common Stock (the "Restricted Ownership Percentage"); provided that (w) the Holder shall have the right, at any time and from time to time, to reduce the Restricted Ownership Percentage applicable to it immediately upon written notice to the Company, (x) the Holder shall have the right to increase its Restricted Ownership Percentage and otherwise waive in whole or in part the restrictions of this provision upon 61 days' prior notice to the Company in the event of an occurrence or notice of an intended or pending Business Combination (as defined in the (applicable Note)) or the delivery by the Company of a notice of a redemption of the (applicable Note) and, (y) unless such right is waived by the Holder, the Holder can make subsequent adjustments pursuant to (w) or (x) any number of times (which adjustments shall each be effective upon 61 days' prior written notice or immediately in the event of a reduction in the Restricted Ownership Percentage or in the event of a Business Combination or redemption). The delivery of an exercise notice by the Holder shall be deemed a representation by the Holder that it is in compliance with this paragraph.

(ii) Each time (a "Covenant Time") the Holder delivers an (Exercise Notice) (Conversion Notice) pursuant to this (Warrant) (Note) to acquire shares of Common Stock (the "Triggering Shares"), the Holder will be deemed to covenant on its own behalf and on behalf of such Holder's Affiliates that it will not, during the balance of the day on which such (Exercise Notice) (Conversion Notice) is delivered, and during the 61-day period beginning immediately after that day, acquire additional shares of Common Stock pursuant to rights-to-acquire existing at that Covenant Time, if the aggregate amount of such additional shares so acquired (without reducing that amount by any dispositions) would exceed (i) the Restricted Ownership Percentage of the number of shares of Common Stock outstanding at that Covenant Time

Page 19 of 28 Pages
(including the Triggering Shares) minus (ii) the number of shares of Common Stock actually owned by the Holder and the Holder's Affiliates at that Covenant Time (regardless of how or when acquired, and including the Triggering Shares). At each Covenant Time, the Holder shall be deemed to waive any right it would otherwise have to acquire shares of Common Stock to the extent that such acquisition would violate any covenant given by the Holder under this paragraph. The covenant to be given pursuant to this paragraph will be given at every Covenant Time and shall be calculated based upon the circumstances then in effect. The making of a covenant at one Covenant Time shall not terminate or modify any prior covenants. The Holder may therefore from time to time be subject to multiple such covenants, each one having been made at a different Covenant Time, and some possibly being more restrictive than others. The Holder at any time must comply with all such covenants then in effect. Notwithstanding the foregoing, this paragraph (ii) may be waived by Holder upon 61 days' prior written notice to the Company.

(iii) The foregoing provisions shall only apply during those periods when the Holder shall not have the status of a "director" or director by deputization" of the Company for purposes of Section 16 under the Exchange Act.

Page 20 of 28 Pages
Exhibit C

Security Agreement

Security Agreement, dated as of November 5, 1999, made by and among Illinois Superconductor Corporation, a Delaware Corporation with offices at 451 Kingston Court, Mt. Prospect, Illinois 60056 (the "Company"), Elliott Associates, L.P., a Delaware limited partnership with offices at 712 Fifth Avenue, 36th Floor, New York, New York 10019 ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership with offices c/o Stonington Management Corp., 712 Fifth Avenue, New York, New York 10019 ("Westgate"), and Alexander Finance, LP, and Illinois limited partnership with offices at 1560 Sherman Avenue, Evanston, Illinois 60201 ("Alexander"). Elliott, Westgate and Alexander are sometimes individually referred to as a "Secured Party" or collectively referred to as "Secured Parties".

NOW THEREFORE, in consideration of the foregoing, the Company hereby agrees with the Secured Parties as follows:

SECTION 1. Grant of Security Interest. As collateral security for all of the Obligations (as defined in Section 2 hereof), the Company hereby pledges and collaterally assigns to the Secured Parties, and grants to the Secured Parties a continuing security interest in the following (the "Collateral"):

"Collateral" means all assets of the Company, including without limitation all presently existing and hereafter arising (i) accounts, contract rights, and all other forms of obligations owing to the Company from any source ("Accounts"); (ii) all of the Company's books and records, including ledgers, records indicating, summarizing, or evidencing the Company's assets or liabilities, or the Collateral, all information relating to the Company's business operations or financial condition, all computer programs, disc or tape files, printouts, runs or other computer prepared information, and any equipment containing such information (the Company's "Books"); (iii) all of the Company's present and hereafter acquired equipment, wherever located, and all attachments, accessories, accessions, replacements, substitutions, additions and improvements to any of the foregoing, wherever located ("Equipment"); all of the Company's general intangibles and other personal property (including, but not limited to, contract rights, rights arising under common law, statutes or regulations, choses or things in action, goodwill, patents, trade names, trademarks, service marks, copyrights, blueprints, drawings, purchase orders, customer lists, monies due under any royalty or licensing agreements, infringements, claims, computer

Page 21 of 28 Pages
programs, discs or tapes, deposit accounts, insurance premium rebates, tax refunds, and tax refund claims, as well as all cash collateral that is hypothecated to secure letters of credit or bonding obligations) ("General Intangibles"); all present and future inventory in which the Company has any interest, and all of the Company's present and future raw materials, work in process, finished goods, and packing and shipping material, wherever located, any documents of title representing any of the above ("Inventory"); all of the Company's negotiable collateral, including all of the Company's present and future letters of credit, notes, drafts, instruments, certificated securities (including the shares of stock of any subsidiary), documents, personal property leases (where the Company is the lessor), chattel paper and the Company's books and records relating to any of the foregoing ("Negotiable Collateral"); any money or other assets of the company which hereafter come into the possession, custody or control of the Company, and the proceeds and products, whether tangible or intangible, of any of the foregoing including proceeds of insurance covering any or all of the Collateral, and any and all Accounts, Equipment, General Intangibles, Inventory, Negotiable Collateral, money, deposit accounts or other tangible or intangible, real or personal, property resulting from the sale, exchange, collection or other disposition of the Collateral, or any portion thereof or interest therein, and the proceeds thereof;

in each case howsoever the Company's interest therein may arise or appear (whether by ownership, security interest, claim or otherwise).

The Secured Parties acknowledge that their security interest in Accounts and Inventory is junior to the lien, to the extent there is overlap, granted to Franklin Capital Corporation (the "Factor") in "accounts" and "inventory" ("Common Collateral"), pursuant to a Factoring Agreement, dated as of October 6, 1999 by and between the Factor and the Company (the "Factoring Agreement"), and further acknowledge that so long as any balances owing to the Factor remain outstanding under the Factoring Agreement, the Secured Parties shall not foreclose on the Common Collateral. The foregoing is subject t the continued perfection of the Factor's lien in the "accounts" and "inventory" under the Factoring Agreement and to the rights of the Secured Parties to pay all outstanding amounts under the Factoring Agreement and to thereupon become subrogated to the rights of the Factor.

SECTION 2. Security for Obligations. The security interest created hereby in the Collateral constitutes continuing collateral security for the prompt payment by the company, as and when due and payable, of all amounts from time to time owing by it to the Secured Parties under the Securities

Page 22 of 28 Pages
Purchase Agreements, dated as of May 15, 1998 and March 31, 1999 (the "Purchase Agreements") by and among the Company, the Secured Parties and certain other investors and the additional investment letter agreement, dated the date hereof ("Letter Agreement"), by and among the Company and the Secured Parties and certain other investors and the Amendment Agreement relating thereto by and among the Company, Secured Parties and another investor, the Notes (as defined in the Letter Agreement) issued to the Secured Parties and any obligations to the Secured Parties arising out of the option of the Secured Parties to provide additional financing under the terms of the Letter Agreement (the "Obligations").

SECTION 3. Representation and Warranties. The Company represents and warrants as follows:

The Company is and will be at all times the owner of the Collateral free and clear of any other lien, security interest or other charge or encumbrance except for Permitted
Liens (as defined in the Purchase Agreements).

SECTION 4. Covenants as to the Collateral. So long as any of the Obligations shall remain outstanding, unless the Secured Parties shall otherwise consent in writing,

(a) Further Assurances. The Company will at its expense, at any time and from time to time, promptly execute and deliver all further instruments and documents and take all further action that may be reasonably necessary or desirable (i) to perfect and protect the security interest to be created hereby; (ii) to enable Secured Parties to exercise and enforce their rights and remedies hereunder in respect of the Collateral; or (iii) to otherwise effect the purposes of this Agreement.

(b) Provisions Concerning the Collateral.  The Company will
(A) give Secured Parties prompt notice of any change in the Company's name, identity or corporate structure, (B) keep all originals of all documents relating to the Collateral at Company's principal office, and (C) keep adequate records concerning the Collateral and permit representatives of Secured Parties at any time during normal business hours on reasonable notice to inspect such records (provided Secured Parties agree to keep all information inspected strictly confidential).

(c) Transfer. The Company will not sell, assign, exchange or otherwise dispose of any of the Collateral except in the ordinary course of business.

Page 23 of 28 Pages
(d) If the Company fails to perform any agreement contained herein, Secured Parties may itself perform or cause performance of such agreement or obligation, and the reasonable expenses of Secured Parties incurred in connection therewith shall be payable by the Company pursuant to Section
5(d) hereof.

SECTION 5. Remedies Upon Default. If any of the Obligations are not paid when due, or if the Company is in default of any of its obligations under this Agreement, the Letter Agreement or the Purchase Agreements:

(a) Secured Parties may exercise in respect of the Collateral in addition to other rights and remedies the rights and remedies of a secured party under the Uniform Commercial Code in effect in the state of Illinois (the "Code") and also may
(i) require the Company to, and the Company hereby agrees that it will at its expense and upon request of Secured Parties forthwith, assemble all or part of the Collateral as directed by Secured Parties and make it available to Secured Parties and make it available to Secured Parties at a place to be designated by Secured Parties and (ii) upon ten (10) days' (or such longer period shall be required by law) prior written notice, sell the Collateral or any part thereof, in one or more parcels at public or private sale, for cash, on credit or for future delivery, and at such price or prices and upon such other terms as Secured Parties may determine (provided that such terms are commercially reasonable). Secured Parties shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. Secured Parties may adjourn any public or private sale from time to time by announcement at the time and placed fixed therefor, and such sale may, without further notices, be made at the time and place to which it was so adjourned.

(b) Any cash held by Secured Parties as Collateral and all cash proceeds received by Secured Parties in respect of any sale of, collection from, or other realization upon, all or any part of the Collateral may, in the discretion of Secured Parties, be held by Secured Parties as collateral for and/or then or at any time thereafter applied in whole or in part by Secured Parties against, all or any part of the Obligations in such order as Secured Parties shall elect. Any surplus of such cash or cash proceeds held by Secured Parties and remaining after the payment in full of all of the Obligations shall be paid over to the Company or to such person as may be lawfully entitled to receive such surplus.

(c) In the event that the proceeds of any such collection or realization are insufficient to pay all amount to which Secured Parties is legally entitled, the Company shall be liable for the deficiency, together with interest thereon at the highest rate specified in the Notes for interest on

Page 24 of 28 Pages
overdue principal thereof, together with the reasonable costs of collection.

(d) The Company will upon demand pay to Secured Parties the amount of any and all reasonable costs and expenses, including the reasonable fees and disbursements of Secured Parties' counsel, which Secured Parties may incur in connection with (i) the sale of, collection from, or other realization upon, any Collateral, (ii) the exercise or enforcement of any of the rights of Secured Parties hereunder, or (iii) the failure by the Company to perform or observe any of the provisions hereof.

SECTION 6. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be sent by certified mail, return receipt requested or by overnight courier or delivered by hand, to the parties at their respective addresses specified above (or to such other address as shall be designated by a party in a written notice to the other party complying as to delivery with the terms of this Section 6). All such notices and other communications shall be effective upon delivery.

SECTION 7.  Miscellaneous.

(a) No amendment of any provision of this Agreement shall be effective unless it is in writing and signed by the Company and Secured Parties, and no waiver of any provision of this Agreement shall be effective unless it is in writing and signed by Secured Parties, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(b) No failure on the part of Secured Parties to exercise, and no delay in exercising, any right hereunder or under any other document relating hereto shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other further exercise thereof or the exercise of any other right. The rights and remedies of Secured Parties provided herein and in the Notes are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law.

(c) Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(d) This Agreement shall create a continuing security interest in the Collateral and shall (i) remain in full force

Page 25 of 28 Pages
and effect until the payment in full or release of the Obligations and (ii) be binding on the Company and its successors and assigns and shall inure, together with all rights and remedies hereunder, to the benefit of Secured
Parties and their successors, transferee and assigns.

(e) This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, except as required by mandatory provisions of law and except to the extent that the validity and perfection and the effect of perfection or non-perfection of the security interest created hereby, or remedies hereunder, in respect of any particular Collateral are governed by the law of a jurisdiction other than the State of New York. The parties hereby consent to the exclusive jurisdiction of any New York State or Federal court in New York City in any action or proceeding arising hereunder.

(f) The actions of the holders of a majority-in-interest of the Obligations shall be deemed the actions of Secured
Parties for purposes of giving any notice or enforcing any rights or remedies.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, as of the date first above written.

ILLINOIS SUPERCONDUCTOR CORPORATION

By:      /s/
   -----------------
   Name:
   Title:

ELLIOTT ASSOCIATES, L.P.

By:      /s/
   -----------------
   Name:
   Title:

WESTGATE INTERNATIONAL, L.P.

By:  Martley International, Inc.
       Attorney-in-Fact

By:      /s/
   ----------------
   Name:
   Title:

ALEXANDER FINANCE, L.P.

By:      /s/
   ----------------
   Name:
   Title:

Page 26 of 28 Pages
Exhibit D

Elliott Associates, L.P.
712 Fifth Avenue
New York, New York 10019

Westgate International, L.P.
c/o Stonington Management Corporation
712 Fifth Avenue
New York, New York 10019

Alexander Finance, L.P.
1560 Sherman Avenue
Evanston, Illinois 60201

November 5, 1999

Illinois Superconductor Corporation
451 Kingston Court
Mt. Prospect, Illinois 60056

RE:  Modification of Covenants

Ladies and Gentlemen:

Reference is made to the Securities Purchase Agreement, dated as of March 31, 1999, by and among you (the "Company"), the undersigned, and State Farm Mutual Automobile Insurance Company ("State Farm") (the "6% Note Agreement") and the Notes issued thereunder, (the "6% Notes") and the Securities Purchase Agreement, dated as of May 15, 1998, by and among the Company, the undersigned, State Farm, Spring Point Partners, L.P. and Spring Point Offshore Fund (the "2% Note Agreement").

In consideration of the mutual covenants contained in this Agreement, the Company and the undersigned hereby agree as follows:

1.  Modification of Covenants.

(a) The undersigned, representing 75% or more of the principal amount of the Transaction Notes (as defined in the 6% Note Agreement) and the Company hereby agree that Section
3.22 of the 6% Note Agreement is hereby amended such that all references to the year 2000 set forth therein shall instead refer to the year 2001 and that the definition of "Operating Income" in Section 3.22(c) shall be modified such that the words "operating income" on the first line thereof shall be amended to "consolidated operating income"; it being understood that such amendment shall apply not only to such provisions in the 6% Note Agreement but also to the cross-

Page 27 of 28 Pages
references thereof contained in the 6% Notes and Amended 2% Notes (as defined in the 6% Note Agreement); provided, however, that this provision shall become effective only after the undersigned's designees have been appointed to the Board pursuant to Section 4(a) of the New Investment Agreement (as defined below).

(b) The undersigned and the Company also agree that Section
3.15(a) of the 6% Note Agreement and Section 3.17(a) of the
2% Note Agreement shall be amended to read as follows:

"(a) Directly or indirectly create, incur, assume, guarantee, or otherwise become or remain directly or indirectly liable with respect to, any indebtedness of any kind, other than (i) indebtedness under any "Notes" (as defined in the letter agreement captioned "Additional Investment", dated as of the date hereof (the "New Investment Agreement") by and among the Company, Elliott Associates, LP, Westgate International, LP and Alexander Finance, LP (the "New Investors")), including without limitation, the Notes issued on May 15, 1998, to Spring Point Partners, LP and Spring Point Offshore Fund, whether or not such Notes are held by New Investors; and (ii) any indebtedness incurred to the New Investors pursuant to the right to provide additional financing pursuant to an option under the New Investment Agreement; (iii) amounts pursuant to the terms of a Factoring Agreement, dated as of October 6, 1999 by and between the Company and Franklin Capital Corporation (the "Factoring Agreement"), provided that (A) the Company will terminate the Factoring Agreement not later than its initial 12 month term, pursuant to Section
11.1.1 thereunder and (B) the Company will not hereafter request any further advances under Section 2.7 of the Factoring Agreement without the prior written consent of New Investors holding a majority in principal amount of the outstanding notes of the Company issued to the New Investors; or (iv) indebtedness to trade creditors in the ordinary course of business."

2. Business Combination. The undersigned and the Company hereby agree that for purposes of any "Notes" (as defined in the New Investment Agreement), the sale and amendment of securities pursuant to the New Investment Agreement and the provisions regarding directors of the Company thereunder do not constitute a "Business Combination".

Page 28 of 28 Pages
3. Governing Law. This Agreement shall be governed by the internal laws of the State of New York.

Please indicate your acceptance and agreement of the terms contained herein by countersigning this Agreement and returning a signed copy to the undersigned.

Sincerely,

ELLIOTT ASSOCIATES, L.P.

By:      /s/
   ---------------------

WESTGATE INTERNATIONAL, L.P.
      By:  Martley International, Inc.
             Attorney-in-Fact

             By:       /s/
                ----------------------

ALEXANDER FINANCE, L.P.

By:      /s/
   --------------------

AGREED TO AND ACCEPTED

ILLINOIS SUPERCONDUCTOR CORPORATION

By:      /s/
   ----------------------------------